[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

Writer’s Direct Dial: +44 (0) 207 614 2280
E-Mail: wgroll@cgsh.com
September 27, 2005

Daniel F. Duchovny, Esq. Attorney-Advisor Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.
Re:	TIM Hellas Telecommunications S.A. Schedule 13E-3 Filed September 2, 2005; amended September 12, 2005 File No. 005-50602

Dear Mr. Duchovny:

On behalf of TIM Hellas Telecommunications S.A. (“TIM Hellas” or the “Company”), Troy GAC Telecommunications S.A. (“Troy GAC”), Apax Partners Europe Managers Limited, Apax Europe VI GP Co. Limited, TPG Advisors IV, Inc., T3 Advisors II, Inc. and Socrates Kominakis (collectively, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the Staff of the Commission contained in your letter dated September 20, 2005 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the definitive transaction statement (the “Transaction Statement”) filed as an exhibit to the Schedule 13E-3 (as defined below) unless otherwise indicated.

The Filing Persons are filing today an amendment to their Schedule 13E-3, initially filed on September 2, 2005 and amended by Amendment No. 1 on September 12, 2005 (the “Schedule 13E-3”), containing the revisions described in this letter and other changes. For your convenience, a courtesy copy of today’s amendment is enclosed.

Schedule 13E-3

1.            We note that you have not included as filing persons the “Luxembourg holding companies,” instead including the “Apax Entities” and the “TPG Entities” as filing persons. Please tell us why you have not included as filing persons the Luxembourg holding companies, the “Apax shareholders” and “TPG shareholders” or the persons controlling the Apax Entities and the TPG Entities. Note that if the Apax and TPG Entities have no business purpose other than indirectly holding securities in TIM Hellas, we believe the persons controlling the Apax and TPG Entities should be added as filing persons. Please provide us with additional information regarding the extent of the involvement of the persons controlling the Apax and TPG Entities in the daily operations of its intermediaries, whether the intermediaries have a business purpose and operations other than holding the securities of the issuer, whether the intermediaries’ board of directors (or similar governance bodies) are made up of directors independent of the controlling persons and the boards are in fact independent from the controlling persons.

The Filing Persons believe that the only entities engaged in the going private transaction are TIM Hellas, Troy GAC, the Apax Entities, the TPG Entities and Socrates Kominakis. Each of these entities is included in the Schedule 13E-3 as a Filing Person. The Filing Persons believe that none of the Luxembourg holding companies, the Apax shareholders or the TPG shareholders are engaged in the going private transaction in a manner requiring them to comply with the disclosure, dissemination and filing requirements of Rule 13e-3 and Schedule 13E-3.

As noted on page 33 of the Transaction Statement, the Luxembourg holding companies were formed solely for the purpose of effecting the transactions contemplated by the Stock Purchase Agreement and the merger (except for one such company that had been in existence, having been formed previously and held as a “shelf company” to be available for such a transaction). The Luxembourg holding companies have not engaged in any activities other than those incident to their formation and such transactions. Accordingly, the Luxembourg holding companies are merely intermediate shell companies that have no business activity or purpose beyond effecting the transactions described in the Schedule 13E-3. Further, the Luxembourg holding companies are controlled by the Apax Entities and the TPG Entities and are not independent from these controlling entities. The Luxembourg holding companies are not meaningful entities engaged in the transaction, and accordingly have not been included as filing persons of the Schedule 13E-3.

The Apax shareholders and the TPG shareholders have not been included as filing persons of the Schedule 13E-3 because these entities are not acting independently or directly in these transactions. They are private equity investment funds organized as limited partnerships with no officers or directors. They act through and are controlled by the Apax Entities and the TPG Entities, respectively. The Apax Entities consist of Apax Partners Europe Managers Limited (“APEM”) and Apax Europe VI GP Co. Limited (“Apax GP”). As noted on page 33 of the Transaction Statement, the principal business of APEM is to serve as the discretionary investment manager of the Apax shareholders, while the principal business of Apax GP is to act as the general partner of an entity that in turn acts as the general partner of the Apax shareholders. Similarly, each of the TPG Entities serves as the indirect sole general partner of related entities, including the TPG shareholders, engaged in making investments in securities of public and private corporations. The Apax Entities and the TPG Entities are the general partners and managing agents of the Apax shareholders and the TPG shareholders, respectively, and, accordingly, are the controlling entities of the investment funds that constitute the Apax shareholders and the TPG shareholders. As such, it is the Apax Entities and the TPG Entities that are engaged in the transaction described in the Schedule 13E-3 and they are included as Filing Persons. The Filing Persons believe that the investment fund shareholding entities are not independently engaged in the transaction as they are controlled in their entirety by the Apax Entities and the TPG Entities.

The Apax Entities and the TPG Entities, on the other hand, are not special purpose entities organized to hold securities of TIM Hellas. They are, as noted, the ultimate general partners of the investment funds, overseeing and controlling the investment of the billions of dollars committed to these funds and invested in the securities of numerous different entities, of which TIM Hellas is only one. The Filing Persons note that filings made with the SEC in other similar transactions involving private equity investment funds have generally followed the same approach as that of the Filing Persons in the Schedule 13E-3, namely that the ultimate general partners of the relevant investment funds—the real, controlling, active entities—are included as filing persons, while the investment funds themselves are not deemed to be engaged in the relevant transaction.

As required, the Filing Persons have included disclosure regarding the controlling persons of the Apax Entities and the TPG Entities in the section entitled “Information Concerning the Buyer Group” beginning on page 33 of the Transaction Statement. This disclosure includes details regarding each of the directors and officers of the Apax Entities and the TPG Entities. These officers and directors are not, however, separately engaged in the transaction but act solely in their capacity as officers or directors of the Apax Entities and the TPG Entities, respectively, which entities are, as noted, real corporate entities functioning with respect to numerous investments.

Thus, the Filing Persons believe that none of the Luxembourg holding companies, the Apax shareholders or the TPG shareholders, or the individual officers and directors of the Apax Entities and the TPG Entities is separately engaged in the going private transaction, and therefore they have not been included as filing persons in the Schedule 13E-3.

2.            Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13E-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. To the extent a filing person is relying on the analysis of another to satisfy its obligations under Rule 13E-3, such filing person must adopt the analysis of the other.

As noted in the response to the preceding comment, the Filing Persons believe that the only entities engaged in the going private transaction are TIM Hellas, Troy GAC, the Apax Entities, the TPG Entities and Socrates Kominakis, and that no additional filing persons are required to be added to the Schedule 13E-3. Accordingly, there is no additional disclosure that would be required in response to this comment.

3.            Please note also that you must include the information required by Items 3, 5, 6, 10 and 11 with respect to each director, executive officer and director of any corporation or entity ultimately in control of any of the filing persons. See General Instruction C to Schedule 13E-3. We note, for example, that you have not provided this information with respect to the Apax and the TPG shareholders.

The Filing Persons have included in the Schedule 13E-3 the required information regarding the Apax Entities, the TPG Entities, and their respective directors and officers. As noted in response to comment 1, the Apax Entities and the TPG Entities are the entities ultimately in control of Troy GAC and TIM Hellas. The Apax shareholders and the TPG shareholders are investment funds organized as limited partnerships with no officers or directors. They are controlled by their general partners, the Apax Entities and the TPG Entities, respectively. The Apax shareholders and the TPG shareholders are not entities ultimately in control of any Filing Person, but rather are controlled by the Apax Entities and the TPG Entities. Accordingly, the Filing Persons believe there is no additional disclosure that would be required in response to this comment.

4.               We note that Apax Partners Europe Managers Limited is a filing person. Also, in the question-and-answer “What will happen in the merger?” one of the Apax Entities is Apax Europe Managers Limited, which is not a filing person. Please revise your disclosure as necessary to address this apparent discrepancy in the name of one of the filing persons.

As you point out, Apax Partners Europe Managers Limited is a Filing Person. Due to a typographical error, this entity was incorrectly referred to as “Apax Europe Managers Limited” in two places in the Transaction Statement, the question-and-answer “What will happen in the merger?” and the section entitled “Information Regarding Buyer Group—Troy GAC.” The Filing Persons have accurately identified the entity as Apax Partners Europe Managers Limited in the amendment to the Schedule 13E-3 being filed today.

Questions and Answers about the Merger, page i

5.            Please explain why it would be unusual for a special committee of directors to be formed to review the proposed merger, as stated in response to “Was there a special committee of the TIM Hellas’ board of directors?”

As noted on page 13 of the Transaction Statement, the establishment of a special committee of directors to review the proposed merger between two Greek companies is neither legally required nor common practice in Greece. We have been advised by Greek counsel to the Filing Persons that it would be unusual for a special committee to be formed to review a transaction in the context of a merger or “taking private” transaction. Indeed, Greek counsel to the Filing Persons have advised us that they are not aware of any such committee that has ever been formed by a Greek company in a similar transaction. As TIM Hellas is a company organized under the laws of Greece, the Filing Persons believe that it is appropriate for the board of directors of the Company to follow Greek legal requirements and established Greek practice in this regard and believe that the characterization of a special committee as unusual in this context, as contained in the Transaction Statement, is accurate.

6.            Refer to the question “Does this document relate to any other transactions?” on page v. Please tell us the basis for your plan to possibly purchase securities the day before the special meeting of shareholders at prices up to the merger consideration. Do you intend to purchase those securities in every market in which your securities are traded? Did you consider this factor as part of your fairness determination?

As noted, among other places, on page 9 of the Transaction Statement, Troy GAC may, starting on October 3, 2005, purchase TIM Hellas securities to the extent they are available, in market transactions or otherwise, at prices up to the amount of the cash consideration to be paid for such securities in the merger. There is no prohibition under Greek law on purchases of shares by the Filing Persons under the current facts and circumstances of this transaction, and the Filing Persons believe the Transaction Statement satisfies any requirements under Rule 13e-3 for notice prior to any purchases beginning on that date. If undertaken, such purchases would be intended as a means to facilitate the merger and to permit shareholders to receive cash sooner than they might in connection with the merger. As noted on page 20 of the Transaction Statement, the Buyer Group did consider this as part of its fairness determination (insofar as TIM Hellas would not be engaged in any such purchases, it did not consider this as a factor). Though the Filing Persons are of the view that this disclosure is sufficient to describe the possibility of purchases of TIM Hellas securities, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“It is currently anticipated that any such purchases would be undertaken through an open market process in which Troy GAC or its representatives would review the TIM Hellas securities that are offered for sale or available at the time on the markets where TIM Hellas securities are publicly traded (ADSs on Nasdaq and DDRs on Euronext). In the event that shareholders holding securities on either exchange have offered to sell at a price at which Troy GAC would be willing to purchase such securities, Troy GAC may endeavor to pursue such open market purchases. As noted below under “Position of the Buyer Group Regarding the Fairness of the Transaction,” the Buyer Group considered whether such purchases would be fair to selling shareholders. TIM Hellas would not itself be engaged or otherwise involved in any such purchases and, accordingly, did not consider the fact that such purchases might occur as a factor in its fairness determination relating to the merger transaction.”

Cautionary Statement Concerning Forward-Looking Statements, page 5

7.            We note the disclaimer that you do not take any obligations to update or revise forward-looking statements to reflect, among other things, changed assumptions. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise accordingly.

The Schedule 13E-3 currently indicates that the Filing Persons undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time, “except as required by law or the applicable regulations of the SEC.” The Filing Persons intended this disclosure to indicate that the Schedule 13E-3 would be updated as required by law or the regulations of the SEC. Nonetheless, in response to the Staff’s comment, the Filing Persons have revised the identified disclosure in the amendment to the Schedule 13E-3 being filed today to explicitly include reference to the Filing Persons’ obligation to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed.

Special Factors

Background and Description of the Transaction, page 6

8.            Describe in greater detail the negotiations that began in October 2004 for the acquisition by Troy GAC of the securities it currently holds in TIM Hellas. Include in your expanded disclosure a description of meetings held and the topics discussed, any preliminary prices discussed at those meetings, and a description of any competing bids received and the terms of those competing bids.

The Filing Persons note that no member of the Buyer Group was an affiliate of the Company at the time of the negotiations with TIM International for the acquisition of the securities in TIM Hellas currently held by Troy GAC. Accordingly, the Filing Persons believe that it should not be necessary to describe in detail the negotiations that occurred prior to the time the members of the Buyer Group became affiliates of the Company. Nonetheless, in response to the Staff’s comment, the Filing Persons have included the following additional disclosure in the amendment to the Schedule 13E-3 being filed today to provide greater detail on the relevant negotiations:

“In May 2003, Giancarlo Aliberti and Nikos Stathopoulos, a former colleague who is no longer employed by any affiliate of the Apax Entities, acting as representatives of the Apax Entities, met with representatives of TIM International, including Elisabetta Ripa, the assistant to the chief executive officer of TIM International, regarding a possible transaction involving TIM International’s stake in TIM Hellas. Following this meeting, Apax Partners Ltd., acting in its capacity as advisor to the investment fund Apax Europe V, submitted a preliminary, non-binding indication of interest in TIM International’s 80.87% stake in TIM Hellas. The indicative proposal, which was subject to customary terms and conditions including with respect to due diligence and other matters, contemplated an aggregate price of approximately €1.3 billion for 100% of the equity of TIM Hellas. Shortly thereafter, Ms. Ripa indicated to Mr. Aliberti that the proposal was not satisfactory to TIM International, and that discussions regarding TIM International’s stake in TIM Hellas on the indicative terms and conditions of the proposal would not be continued. However, Ms. Ripa indicated that TIM International was willing to provide more information in order to enable Apax Partners Ltd. or its affiliates to revise its proposal.

On June 25, 2003, Apax Partners Ltd., an affiliate of the Apax Entities, entered into a nondisclosure agreement with TIM International and its parent company, Telecom Italia Mobile S.p.A. under which the Apax Entities would be provided with certain confidential information in connection with the evaluation of a possible acquisition of the shares of TIM Hellas owned by TIM International. At the beginning of July 2003, representatives of the Apax Entities, including Mr. Aliberti, Mr. Stathopoulos and Michael Grabiner, held a second meeting with representatives of TIM International that included Marco De Benedetti, the chief executive officer of TIM International, and Ms. Ripa. Following this meeting, Apax Partners Ltd., acting in its capacity as advisor to the investment fund Apax Europe V, submitted a further preliminary, non-binding indication of interest in TIM International’s stake in TIM Hellas that valued 100% of the equity of the Company at approximately €1.7 billion. As with the previous indicative proposal, this proposal was subject to customary terms and conditions, including diligence and other matters. At the beginning of September 2003, Ms. Ripa contacted Mr. Aliberti to indicate that the board of directors of TIM International had decided it was not interested in selling the stake in TIM Hellas, as they considered the asset to be strategic for the Telecom Italia Mobile group.

In October 2004, Philippe Costeletos, acting as a representative of the TPG Entities, contacted a representative of an investment bank with a known relationship with TIM International to explore whether TIM International would consider a possible sale of its stake in TIM Hellas. In November 2004, the representative of the investment bank confirmed that TIM International would be interested in discussing a possible transaction. Mr. Costeletos then contacted Mr. Stathopoulous to determine whether the Apax Entities would be interested in a possible joint approach with the TPG Entities to a transaction involving TIM International’s stake in TIM Hellas. Mr. Stathopoulous confirmed an interest and, on November 24, 2004, Mr. Costeletos, acting as a representative of the TPG Entities, and Mr. Stathopoulos, acting as a representative of the Apax Entities, met to discuss jointly pursuing an acquisition of TIM International’s stake in TIM Hellas. On December 9, 2004, an affiliate of the TPG Entities entered into a nondisclosure agreement similar to that entered into by Apax Partners Ltd. regarding the evaluation of a possible acquisition of the shares of TIM Hellas owned by TIM International.

From November 2004 through February 2005, representatives of the Apax Entities, the TPG Entities and their advisors evaluated certain diligence information provided to them by TIM International regarding its stake in TIM Hellas. Representatives of the Apax Entities, including Messrs. Aliberti, Stathopoulos and Grabiner, and representatives of the TPG Entities, including Philippe Costeletos and Matthias Calice, held six meetings with representatives of TIM International, including Ms. Ripa and, at the last two of these meetings, Mr. De Benedetti. The terms of a possible transaction were discussed at these meetings. On December 20, 2004, the Apax Entities and the TPG Entities submitted a joint non-binding indication of interest in TIM International’s stake in TIM Hellas that valued 100% of the equity in the Company in a range of between €1.525 billion and €1.625 billion. This proposal was subject to customary terms and conditions, including diligence and other matters. Shortly thereafter, Mr. De Benedetti informed Messrs. Aliberti and Costeletos that the indication of interest was not acceptable to TIM

International, but that TIM International was interested in continuing discussions regarding a possible transaction.

On February 1, 2005, Apax Partners Worldwide LLP, an affiliate of the Apax Entities, and Texas Pacific Group Europe LLP, an affiliate of the TPG Entities, entered into an exclusivity agreement with TIM International and its parent company Telecom Italia Mobile S.p.A. regarding discussions relating to the sale of TIM International’s stake in TIM Hellas. On February 23, 2005, representatives of the Apax Entities, the TPG Entities and their advisors attended management presentations in Rome at which the business of TIM Hellas and other matters were presented by, among others, Socrates Kominakis, the chief executive officer of TIM Hellas, and Ruggero Caterini, the former chief financial officer of TIM Hellas. During the first three weeks of March, representatives of the Apax Entities, the TPG Entities and their advisors performed additional diligence on TIM Hellas, and, from March 16, 2005 through March 20, 2005, engaged in discussions with representatives of TIM International, including Ms. Ripa, and its advisors on the structure and details of a possible purchase of TIM International’s stake in TIM Hellas.

On March 20, 2005, the Apax Entities and the TPG Entities, on behalf of the Apax shareholders and the TPG shareholders, submitted an offer to TIM International for its stake in TIM Hellas. The offer, which was subject to finalization of a stock purchase agreement and completion of bank financing documentation, included an aggregate price for TIM International’s stake in TIM Hellas of €1,112.7 million. The period during which the parties would remain in exclusive discussions regarding a transaction was extended at this time until March 31, 2005. No member of the Buyer Group has any knowledge of any competing bids received by TIM International for its stake in TIM Hellas.

From March 21, 2005 through April 2, 2005, representatives of the Apax Entities, including Mr. Aliberti, and the TPG Entities, including Mr. Costeletos, and their advisors negotiated with representatives of TIM International, including Ms. Ripa, and its advisors the final form of the stock purchase agreement and related matters.

On April 3, 2005, Troy GAC and TIM International entered into the stock purchase agreement relating to the ordinary shares of TIM Hellas owned by TIM International (we refer in this document to that agreement as the “Stock Purchase Agreement”).”

9.	See our previous comment. Describe in greater detail the negotiations with Info-Quest.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today further describing the negotiations with Info-Quest:

“On September 14, 2005, the Apax shareholders and the TPG shareholders learned that Info-Quest was engaged in exclusive negotiations with another possible buyer regarding a possible acquisition of Q-Telecom. At that time, Info-Quest informed the Apax shareholders and the TPG shareholders that discussions regarding a possible transaction among the parties had ceased. Info-Quest did not indicate when the exclusivity period would end, or whether it expected to contact the Apax shareholders and the TPG shareholders regarding a possible transaction for Q-Telecom following the expiration of any exclusivity period. While it is possible that contacts regarding a possible transaction will resume at some point in the future between the Apax shareholders, the TPG shareholders and Info-Quest, there can be no assurance that discussions will begin again or that, if they did, an agreement for such an acquisition would be reached.”

10.          We note that in July 2005 the Apax and TPG shareholders were contacted by a telecommunications company which sought to make an investment in TIM Hellas. Please name that interested party or describe its size, operations, market in which it operates. Additionally, disclose if that party provided you with a proposal to acquire all of the outstanding securities of TIM Hellas at a certain price.

In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Schedule 13E-3 being filed today identifying the potential investor that considered making an investment in TIM Hellas.

In addition, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure regarding whether a proposal to acquire all of the outstanding securities of TIM Hellas at a certain price:

“At no point did the potential investor or its representative propose specifically to acquire any of the outstanding securities of TIM Hellas or provide the Apax shareholders or the TPG shareholders with a proposal to acquire all of the outstanding securities of TIM Hellas at a certain price or a range of prices.”

11.          Expand to clarify why the Apax shareholders and the TPG shareholders believed the interest to be “highly conditional.” We note the reference to statements of the investment bank and contacts with the potential investor.

As noted on pages 7-8 of the Transaction Statement, the Apax shareholders and the TPG shareholders believed the interest to be “highly conditional” given the significant number of conditions identified by the representative of the potential investor that would need to be satisfied prior to any eventual proposal being made, including conditions with respect to diligence, assurances regarding management and the maintenance of financing arrangements. Though the Filing Persons are of the view that this disclosure is sufficient to demonstrate the conditionality of the approach, in response to the Staff’s comment, the Filing Persons have added additional disclosure referring back to the significant conditions identified in the previous paragraph of the Transaction Statement.

12.          We note your disclosure regarding the letter received from TCS Capital Management on August 8, 2005. Please expand your disclosure to describe whether the board considered the letter, any actions it took in response and any further developments in this regard.

As noted on page 12 of the Transaction Statement, the board of directors considered the letter from TCS Capital Management in its evaluation of the fairness of the merger. In response to the Staff’s comment, the Filing Persons have added a statement that the board “considered the letter from TCS Capital” and have added the following additional disclosure in the relevant paragraph in the “Background and Description of the Transaction” section of the Transaction Statement in the amendment to the Schedule 13E-3 being filed today describing further developments regarding the letter from TCS Capital Management:

“In response to the letter from TCS Capital, the board of directors considered the letter in its evaluation of the fairness of the transaction. See the discussion below under “—Recommendation of the Board of Directors; Position Regarding Fairness of the Transaction.” Following the board meeting at which this was considered, the board of directors sent TCS Capital a letter, dated September 6, 2005, and signed by Mr. Argyros, the chairman of the board of directors of TIM Hellas and the only member of the board of directors who is neither an officer of the Company nor affiliated with the Apax Entities or the TPG Entities, informing TCS Capital that its letter had been considered and that the board’s views in response were set out in the preliminary transaction statement filed with the SEC, a copy of which was attached to the letter. On September 15, 2005, TCS Capital issued a press release stating, among other things, that it had evaluated the consideration to be paid in the merger and determined that, in its view, the merger was unfair and abusive to minority shareholders.”

Reasons for the Merger, page 10

13.          Quantify the cost savings from TIM Hellas to be a reporting company and from the tax pooling of interest deductions on the financing of the transaction. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today regarding the cost savings from TIM Hellas to be a reporting company:

“We anticipate that the merger will result in savings of at least €400,000 per year, based on savings of approximately €115,000 in legal fees, €95,000 in audit fees, €40,000 in personnel costs, €30,000 in listing fees and €120,000 in other fees (including fees paid to depositary banks, filing fees, shareholder identification fees, press release distribution fees and other costs).”

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today regarding the cost savings from the tax pooling of interest deductions on the financing of the transaction:

“We anticipate that the interest expense relating to the financing raised for the transaction will offset all or substantially all income earned at the surviving company, and that the surviving company will be required to pay little or no income tax in the near future. Based on the income tax expense incurred by the Company in 2004 and estimated to be incurred for 2005 (in accordance with Greek tax regulations), it is anticipated that the tax pooling of interest deductions could result in cost savings (based on the effective tax rates in Greece for 2004, which we understand to be higher than the tax rates that may be applicable in the future) for the surviving company of approximately €30 million per year (including the pro rata portion thereof for the part of 2005 commencing on June 15, the effective date of the merger, if completed as described in this document.”

Recommendation of the Board of Directors, page 11

14.          Please note that the determination as to the fairness of the transaction must be made to the unaffiliated stockholders. See Item 8 of Schedule 13E-3. We note, for example, the references to the board’s determination that the transaction is fair to TIM Hellas’ “public stockholders.” Revise throughout the document to ensure that any determination of fairness relates to the unaffiliated stockholders. Also, please tell us, with a view toward disclosure in the section “Additional Information,” whether any affiliates of the filing persons hold any securities.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to make clear that any determination of fairness relates to the unaffiliated stockholders. Further, except as set forth in the Transaction Statement, no affiliates of the Filing Persons hold any securities of the Company. The Filing Persons have revised the disclosure to reflect this fact in the section entitled “Additional Information” of the Transaction Statement in the amendment to the Schedule 13E-3 being filed today.

15.          Refer to the third bullet point in this section. Describe or list the comparable going private transactions which the board considered in evaluating the trading premiums. Describe also how those transactions are comparable to the instant transaction and the premiums paid in those transactions.

In response to the Staff’s comment, the following additional disclosure is being included in the amendment to the Schedule 13E-3 being filed today:

“The board based this belief on the following data provided by Morgan Stanley for acquisitions of minority stakes in comparable telecommunications companies.

Target	Acquiror	Premium to previous trading day	Premium to 3-month trading average	Premium to 6-month trading average	Premium to 12-month trading average
TIM	Telecom Italia	8.4%	20.8%	22.9%	22.8%
Panafon	Vodafone	0.3%	2.5%	4.2%	9.5%
Orange	France Telecom	17.7%	27.6%	30.4%	41.0%
Vodafone Telcel	Vodafone	4.2%	10.0%	11.4%	8.4%
Vodafone Libertel	Vodafone	2.8%	20.2%	31.6%	35.9%
Europolitan	Vodafone	1.7%	3.6%	5.7%	5.6%
Average (excluding Orange-France Telecom)		3.5%	11.4%	15.1%	16.4%

For purposes of comparison, Morgan Stanley excluded the premiums implied by France Telecom’s minority buyout of Orange because that transaction involved consideration in the form of France Telecom shares, unlike the other relevant transactions which were cash offers.”

16.          We note the fifth bullet point and your indication that the board of directors based its fairness conclusion and its recommendation on the opinion of Morgan Stanley. We note that if the board of directors, or any filing person has based their fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor’s report will not be sufficient. Please revise accordingly.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to make clear that the board of directors of TIM Hellas adopted the financial analyses and the fairness opinion of Morgan Stanley in its consideration of the fairness of the merger.

17.          Please disclose whether the board of directors considered the going concern value of the company, according to Instruction 2 to Item 1014 of Regulation M-A. If this factor was disregarded or not considered despite being material, please discuss the reasons why this factor was disregarded or not considered. If you relied on the analysis of this factor by Morgan Stanley, revise your disclosure to state that you adopt Morgan Stanley’s discussion of the factor.

As noted on page 13 of the Transaction Statement, the board of directors considered the Company to be a viable going concern business in their analysis of the transaction, and that the liquidation value of the company would be significantly lower than the Company’s value as a viable going concern. In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to make clear that the board of directors of TIM Hellas considered the going concern value of the Company based on the financial analyses performed by Morgan Stanley (which, as noted in the response to the preceding comment, were adopted by the board of directors of TIM Hellas).

18.          We note that you are not seeking the approval of a majority of the minority security holders and that you did not appoint an unaffiliated representative to act on behalf of unaffiliated security holders. Please explain how your board determined the procedural fairness of the reverse stock split despite the lack of these procedural protections.

We assume that you are referring to the merger, as no reverse stock split is contemplated. In any event, as noted, among other places, on page 11 of the Transaction Statement, the board of directors considered the fact that the transaction resulted from arm’s length negotiations with TIM International, and that the consideration to be paid to TIM Hellas unaffiliated shareholders in the merger is the same per share consideration paid to TIM International following such negotiations. Moreover, the transaction involves a Greek company governed by Greek law and practices. The board of directors believes the transaction, which has been undertaken in all respects in compliance with Greek law and practice, is procedurally fair given this compliance and its history resulting from arm’s length negotiations, despite the absence of U.S. style procedural protections, which, to our knowledge, would be highly unusual in a Greek transaction of this nature.

19.          Refer to the penultimate paragraph in this section. Explain why you need to qualify the description of the information and factors considered by your board of directors in reaching its fairness determination by saying you “believe” the disclosure includes all material factors considered by the board. Alternatively, delete this disclaimer.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to delete the disclaimer referenced in this comment.

Opinion of Morgan Stanley, page 13

20.          Please disclose the financial projections and material assumptions underlying the projections provided to Morgan Stanley.

The Filing Persons believe the only material information included in the projections provided to Morgan Stanley were the projected revenues and EBITDA for 2005 and 2006. We note that, in its analyses, Morgan Stanley used the projected EBITDA for 2005 and 2006 (and that this information is included in the presentation materials filed as an exhibit to the Schedule 13E-3). Accordingly, in response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“As noted above, the management of TIM Hellas provided Morgan Stanley with certain financial projections to use in connection with its financial analyses and in rendering its fairness opinion. Included in this information were management’s estimates of revenues and earnings before interest, taxes, depreciation and amortization (EBITDA) for 2005 and 2006. Set forth below is the projected revenues and EBITDA for 2005 and 2006 (such EBITDA estimates were utilized by Morgan Stanley in certain of its financial analyses set forth above):

	Revenues	EBITDA
2005	€806 million	€226 million
2006	€839 million	€250 million

TIM Hellas does not as a matter of course make public any projections as to future revenues, earnings or other results. The information set forth above is not included in this document to influence your vote with respect to the merger; it is included only because it was provided to, and considered by, Morgan Stanley in connection with its financial analyses and rendering its fairness opinion. The projections set forth above were not prepared with a view toward public disclosure, and readers are cautioned not to place undue reliance on such information. In addition, these projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or any other relevant accounting organization or regulatory board, or generally accepted accounting principles in the U.S. or Greece. The projections were based on numerous variables and assumptions made by management with respect to, among other things, population growth, penetration, industry performance, general business, economic, market and financial conditions and other matters, all of which are inherently uncertain and many of which are beyond management’s control. Accordingly, actual results are likely to vary significantly from those set forth above, and the inclusion of these projections in this document should not be regarded as a representation by TIM Hellas, or any of the other Filing Persons, that the projected results will be achieved.”

21.          We note disclosure regarding Morgan Stanley’s assumption that the projections provided by TIM Hellas were reasonable. In an appropriate place in the disclosure, please clarify whether the board reviewed, for accuracy and completeness, the financial information, forecasts, projections, assumptions and other information provided by management to Morgan Stanley. In addition, tell us whether (and, if so, why) the board directed Morgan Stanley to assume the reasonableness of such information instead of allowing Morgan Stanley to reach such a conclusion based on its own review of the information and its expertise.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“The financial projections provided by management to Morgan Stanley were based on management’s then-current understanding of and expectations for the business. This information had not been submitted to the board of directors of TIM Hellas for approval or review for accuracy and completeness in connection with the transaction.”

We note that the assumption made by Morgan Stanley as to the reasonableness of the information provided by management to Morgan Stanley is a customary assumption made by substantially all investment banks in connection with rendering fairness options. We note that the Filing Persons did not instruct Morgan Stanley to assume the reasonableness of the information provided.

Trading Range Analysis, page 15

22.          Please explain why Morgan Stanley used April 1, 2005 to measure one premium but used April 3, 2005 for all other premiums calculated.

April 3, 2005 was a Sunday. April 1, 2005 was the last trading day prior to Troy GAC’s announcement that it had reached an agreement to acquire a 80.87% stake in TIM Hellas. Accordingly, all premia referred to in this section of the Transaction Statement were in fact calculated by Morgan Stanley by reference to trading periods all ending April 1, 2005. To clarify this, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to accurately refer to the April 1, 2005 date.

Comparable Companies Analysis, page 15

23.          Please revise to disclose the data underlying the results described in this analysis and to show that information resulted in the values already disclosed. Please apply this comment to every Morgan Stanley analysis disclosed.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“The multiples so calculated for each of the comparable companies were as follows:

Multiple of Aggregate Value / EBITDA
	2005E	2006E
Cosmote	7.7x	6.9x
O2	6.6x	6.0x
Vodafone	6.0x	5.6x
”

“This resulted in adjusted Cosmote multiples of 5.8x and 5.2x for 2005 and 2006, respectively. Accordingly, the range of multiples used by Morgan Stanley in this analysis was 5.8x – 6.6x for 2005 and 5.2x – 6.0x for 2006.”

Discounted Cash Flow Analysis, page 16

24.          Disclose how Morgan Stanley determined that perpetual growth rates of 0.5% to 1.5% and discount rates of 10.5% to 11.5% were the most appropriate indicators of value. Disclose the industry averages.

In response to the Staff’s comment, the Filing Persons have added the following additional disclosure in the amendment to the Schedule 13E-3 being filed today:

“, which was selected based on a review of long-term GDP growth expectations for Greece, Morgan Stanley's experience with analyzing telecommunications companies and its knowledge of the telecommunications industry in general. In addition, certain company-specific factors were taken into consideration, including TIM Hellas’ third position in a mature mobile market, recent performance of the business being worse than that of the market, and management’s business plan being at the high end of operating and financial performance benchmarks for third-placed European mobile operators.”

“Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of selected comparable companies, taking into consideration certain company-specific factors, including small market capitalization, limited free float and liquidity, and no domestic stock market listing.”

Analysis of Precedent Transactions, page 17

25.          Explain why Morgan Stanley selected a multiple range of 6.2x and 7.4x. Also, explain why the board presentation materials show the mean and median results for both minority and majority buy-out transactions but the disclosure refers only to minority buy-out transactions.

In response to the Staff’s comment, additional disclosure has been included in the amendment to the Schedule 13E-3 filed today, as follows:

“The multiples so calculated for each of the selected precedent transactions were as follows:

Target	Acquiror	Multiple of Aggregate Value / estimated EBITDA
TIM	Telecom Italia	7.4x
Panafon	Vodafone	6.2x
Orange	France Telecom	8.6x
Vodafone Telcel	Vodafone	6.3x
Vodafone Libertel	Vodafone	7.1x
Europolitan	Vodafone	6.8x

In determining the range of multiples to be applied in this analysis, Morgan Stanley eliminated the multiple in France Telecom’s minority buyout of Orange because that transaction involved consideration in the form of France Telecom shares, unlike the other precedent transactions which were cash offers. Accordingly, the range of multiples used by Morgan Stanley in this analysis was 6.2x – 7.4x.”

As noted on page 18 of the Transaction Statement, Morgan Stanley did not include transactions involving the acquisition of a majority stake because of the difference in the strategic nature of those transactions. Morgan Stanley's presentation to the TIM Hellas board showed mean and median multiples of precedent transactions, including majority buy-out transactions, for information purposes only.

26.          We note your disclosure that Morgan Stanley or its affiliates have in the past provided services to Troy GAC or its affiliates. Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between Morgan Stanley or its affiliates or any of the filing persons. In addition, quantify the fees to be paid to Morgan Stanley for its provision of the fairness opinion. Finally, disclose here and in the summary that affiliates of Morgan Stanley are also providing a portion of the financing necessary to effect the instant transaction.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to include the following disclosure:

“In addition, in the course of its investment banking business, Morgan Stanley and its affiliates have provided in the past and may seek to provide in the future financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates. Morgan Stanley and its affiliates have received, and may continue to receive, customary fees for the rendering of such services. Morgan Stanley's fees for its services to TIM Hellas in connection with the delivery of the fairness opinion described above are €500,000. The aggregate fees received by Morgan Stanley and its affiliates from entities controlled or managed by the Apax Entities and the TPG Entities or their affiliates during any period of time may be notable, but they are not significant when viewed in the context of the aggregate fees earned by Morgan Stanley and its affiliates from all financial advisory and financing services during the same period of time.

The Apax Entities and the TPG Entities note that Morgan Stanley is one of several investment banking and advisory firms that provide financial advisory and financing services to the private equity funds managed by the Apax Entities and the TPG Entities or their affiliates, each of which, during any period of time, may be expected to receive customary fees in comparable amounts for its services.”

With respect to the last sentence of the Staff’s comment, we note that Morgan Stanley is not involved in the financing of the transaction in any way. J.P. Morgan has no affiliation with Morgan Stanley.

Information Concerning TIM Hellas – Historical Financial Data, page 28

27.          Please provide the ratio of earnings to fixed charges for the period ended June 30, 2005 or tell us your basis for not doing so.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to include the ratio of earnings to fixed charges for the period ended June 30, 2005.

28.          Please provide the pro forma information required by Item 1010(b) of Regulation M-A or tells us your basis for not doing so.

The Filing Persons believe that pro forma information disclosing the effect of the cash-out merger on TIM Hellas is not material, and therefore it is not required and has not been included in the Schedule 13E-3. We note that, upon consummation of the cash-out merger, TIM Hellas will be merged with and into Troy GAC, with Troy GAC as the surviving entity, with the financial statements being simply pooled together. Since Troy GAC has very limited assets (€55,405 as of December 31, 2004, compared with total assets of €1.35 billion for TIM Hellas as of the same date) and very little income (Troy GAC incurred a loss of €12,800 in the year ended December 31, 2004, compared with net income of approximately €106 million at TIM Hellas during the same period), there would be very little impact of this combination of financial statements, other than the inclusion of a significant amount of net debt relating to the financing of the transaction. Accordingly, the pro forma information, if prepared, would not be materially different (but would be worse) than TIM Hellas’ current financials.

Financing for the Going Private Transaction, page 37

29.          Please disclose the current interest rate and any plans or arrangements made to finance or repay each of the loans described in this section.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Schedule 13E-3 being filed today to include the current interest rates on outstanding loans as follows:

“The effective interest rate on amounts drawn under the Senior Secured Facility for the period from September 16, 2005 to October 6, 2005 is 5.108%.”

“The effective interest rate on amounts drawn under the Senior Unsecured Facility for the period from September 16, 2005 to October 6, 2005 is 7.608%.”

“The effective interest rate on amounts drawn under the PIK Facility for the period from September 16, 2005 to October 6, 2005 is 10.608%.”

In response to the Staff’s comment, the Filing Persons have also revised the disclosure in the amendment to the Schedule 13E-3 being filed today to update plans to finance or repay loans as follows:

“On September 19, 2005, affiliates of Troy GAC commenced an offering of Senior Secured Notes and Senior Notes, a portion of the proceeds of which will be used to repay all amounts drawn under the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility, as well as certain outstanding amounts owed under the PIK Bridge Facility. Following this repayment, the Senior Secured Bridge Facility and the Senior Unsecured Bridge Facility, including the undrawn commitments thereunder, will be canceled. It is currently anticipated that certain outstanding amounts under the PIK Bridge Facility will be partially refinanced by shareholder loans from an affiliate of Troy GAC, which in turn will fund such loans from equity contributions by the shareholders of Troy. The remaining outstanding amounts owed under the PIK Bridge Facility are expected to be refinanced with the proceeds of one or more offerings of long-term debt securities with terms similar to those of the PIK Bridge Facility. The refinancing would not impair Troy GAC’s ability to fund the purchase of shares and the payment for shares exchanged in the merger and to pay related fees and expenses. The Senior Secured Notes and Senior Notes being offered by affiliates of Troy GAC have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.”

Annex B

30.          Please remove the limitation on the use of the fairness opinion included in the penultimate paragraph of the opinion, as it is inappropriate to restrict the use of the opinion by security holders.

Morgan Stanley has advised the Filing Persons that it does not believe that the penultimate paragraph of its opinion restricts the use of the opinion by TIM Hellas shareholders. Morgan Stanley’s opinion simply states that the opinion is “for the information of the board of directors of TIM Hellas” it does not state that it is addressed “only” to the board and, indeed, the opinion expressly permits its inclusion in the transaction statement to be distributed to TIM Hellas shareholders. The opinion also states that it does not constitute a “recommendation as to how the respective shareholders of TIM Hellas and Troy GAC should vote at the shareholders’ meetings to be held in connection with the Merger,” but this is not an instruction to shareholders not to rely on the opinion.

Morgan Stanley has confirmed that this is consistent with its opinion practice and that substantially similar statements have been included in opinions that have previously been attached to SEC disclosure. Consequently, Morgan Stanley respectfully believes that no modification to or restatement of its opinion is necessary.

* * *

Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement covering certain matters, a separate letter signed by each of the Filing Persons containing the requested acknowledgements will be submitted forthwith.

* * *

If you have any questions or require any further information with respect to the Schedule 13E-3, please feel free to contact me.

Sincerely,

/s/ William A. Groll
William A. Groll

cc:	Mr. Socrates Kominakis
TIM Hellas Telecommunications S.A.

Enclosure